
March 27, 2013

Via E-mail
Mr. James G. Jackson
Chief Financial Officer
BreitBurn Energy Partners L.P.
515 South Flower Street, Suite 4800
Los Angeles, California  90071

      **Re:**    **BreitBurn Energy Partners L.P.**
                **Form 10-K for the Fiscal Year ended December 31, 2012**
                **Filed February 28, 2013**
                **File No. 1-33055**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 4

Reserves and Production, page 7

1.      We note the Company does not provide disclosure of natural gas liquid (NGL) reserves or production quantities or the average sales price per unit of NGL produced.  The staff considers natural gas liquids to be a separate product type under Item 1202(a)(4) and 1204 of Regulation S-K.   Please expand the tables on pages 7, 54 and F-39 to provide that information either by providing a separate column or by providing footnote disclosure.

2.      We note the Company states on page 7 that "as of December 31, 2012, we had no estimated proved undeveloped reserves that have remained undeveloped for more than

five years, and we expect to develop all estimated proved undeveloped reserves within the next five years." For purposes of determining the five year period for development to occur in estimating proved undeveloped reserves, Item 1203(d) of Regulation S-K requires that you use the date of the initial disclosure as the starting reference date. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Please also clarify in your disclosure.

3.    We note the Company discloses production information by state for the current year on page 8 and by product for the last three fiscal years on pages 54 and F-39 of Form 10-K. However, it does not appear that you disclose production for each field that contains 15% or more of the Company's total proved reserves for the last three years. Please expand your disclosure to address the presentation requirements contained in Item 1204(a) of Regulation S-K. Also refer to Comment 1 in providing this disclosure.

Developed and Undeveloped Acreage, page 11

4.    We note from the disclosure on page 11 that a significant percentage of the Company's net undeveloped acreage will expire in 2013. Please tell us the net amounts by product of your December 31, 2012 proved undeveloped oil and gas reserves assigned to locations on acreage scheduled to expire in 2013. Also tell us if all such proved undeveloped locations are included in a development plan adopted by management as of December 31, 2012 indicating these locations are scheduled to be drilled prior to lease expiration.

Item 6: Selected Financial Data, page 46

5.    We note that your adjusted EBITDA includes an adjustment related to the net operating cash flow from your acquisitions from the effective date through the closing date of the acquisitions, and that the effective dates of these acquisitions are generally prior to the dates the agreements were signed. For example, the two purchase agreements that closed on July 2, 2012 were entered into by you on May 10, 2012 with effective dates as of March 1, 2012. Please explain to us why your acquisition agreements contain pre-signed effective dates, why you include the referenced adjustment in your determination of adjusted EBITDA, and why you believe the adjustment is appropriate given the guidance in Regulation S-K Item 10(e)(1)(ii)(A). In addition, please provide us an analysis of whether in substance you are making a pro forma adjustment to arrive at adjusted EBITDA.

Financial Statements

Note 4 – Acquisitions, page F-13

Permian Basin Acquisitions, page F-14

6.      We note that you entered into separate agreements with Element Petroleum, L.P. and CrownRock, L.P on May 10, 2012 to purchase Permian Basin assets and, as disclosed in your Form 8-K on May 11, 2012, that the acquisitions are "not conditioned upon each other."  We also note from the agreements included in your Form 8-K that the sellers and CrownQuest Operating, L.P. entered into a participation agreement dated as of April 1, 2009.  Please provide us an analysis of the participation agreement as it relates to Regulation S-X Rule 3-05(a)(3)(i) and whether these businesses were under common control or management.  In addition, provide us analysis of all your 2012 Permian Basin acquisitions under Rule 3-05(a)(3) and identify for us any of the acquisitions that should be treated as "related businesses" under the rule. Lastly, provide us the calculations of significant subsidiary under Rule 1-02(w) of Regulation S-X for these acquisitions.

7.      We note that you have not presented pro forma financial information for the Permian Basin and other acquisitions as the impact of these acquisitions individually were not significant. Please explain to us how you have considered FASB ASC 805-10-50-3 when evaluating the disclosure requirements of ASC 805-10-50-2(h)(3).

Note 9:  Impairments and Price Related Depletion and Depreciation Adjustments, page F-23

8.      We note in your disclosure that you recorded impairment charges of $12.3 million related to uneconomic proved properties in Michigan, Indiana and Kentucky due to a decrease in expected future natural gas prices and on page F-39 that you had negative revisions of 31% for natural gas.  Please clarify for us why the amount of the impairment was not larger when compared to the significance of the revisions and the cost basis for these properties, and why impairment was unnecessary for the related unproved properties and midstream assets.  We note that your Michigan, Indiana and Kentucky properties were acquired at the end of 2007 and $1.1 billion was allocated to proved properties, $0.2 billion was allocated to unproved properties, and $0.1 billion was allocated to pipelines and processing facilities.  As part of your response, please provide us a summary of the undiscounted and discounted cash flow analyses performed in connection with your impairment testing for the Michigan Atrim Shale reserves.

Supplemental Information, page F-36

Oil and Natural Gas Activities (Unaudited), page F-36

9.      We note the Company states on page F-36 that "the definition of proved reserves incorporates a definition of "reasonable certainty" using the PRMS (Petroleum Resource

Management System) standard of "high degree of confidence" for deterministic method estimates, or a 90% recovery probability for probabilistic methods used in estimating proved reserves." As you are disclosing proved reserves based on the definitions contained in Rule 4-10(a) of Regulation S-X, please revise your disclosure to refer to the definition of reasonable certainty as set forth in Rule 4-10(a)(24) of Regulation S-X.

Exhibit 99.2

10.     We note the reserves report does not clarify if estimates of proved developed non-producing and proved undeveloped reserves have only been included for properties that have positive present worth discounted at 10 percent. Please advise or ask the engineering firm to provide you with an amended reserves report consistent with the disclosure provided in Exhibit 99.1 to comply with disclosure under Item 1202(a)(8)(v) of Regulation S-K.

Exhibit 99.3

11.     We note the reserve report does not include disclosure of the purpose for which it was prepared, e.g., for inclusion as an exhibit in a filing made with the SEC. Please advise the engineering firm that you will need an amended reserves report to comply with disclosure under Item 1202(a)(8)(i) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin at (202) 551-3699 with questions about engineering comments.  Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director